Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:

    CHC awarded new emergency medical services contract in Australia

    VANCOUVER, Dec. 11 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today it has been awarded a new Emergency
Medical Service (EMS) contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney Area. The contract will commence in 2007 and calls for AW139 and EC145 helicopters to be based in
Sydney, Orange and Wollongong. The seven-year contract is the largest helicopter EMS contract ever awarded in Australia and includes three years of extension options.
    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to the exercise by the customer of early termination rights in the contract and other factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (604) 279-2471; Chris Flanagan, Director of Communications,
CHC Helicopter Corporation, (604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 09:07e 11-DEC-06